Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 25, 2023	Financial Contact: David Lowe, 612-623-6456 Media Contact: Meredith Sobieck, 612-623-6427 Meredith_A_Sobieck@graco.com

Graco Reports Record Quarterly Operating Earnings
MINNEAPOLIS (October 25, 2023) – Graco Inc. (NYSE: GGG) today announced results for the third quarter ended September 29, 2023.

Summary
$ in millions except per share amounts

	Three Months Ended			Nine Months Ended
	Sep 29, 2023	Sep 30, 2022	% Change	Sep 29, 2023	Sep 30, 2022	% Change
Net Sales	$539.7	$545.6	(1)%	$1,629.0	$1,588.5	3%
Operating Earnings	163.2	143.1	14%	476.9	420.2	13%
Net Earnings	133.1	116.2	15%	396.6	334.5	19%
Diluted Net Earnings per Common Share	$0.77	$0.67	15%	$2.30	$1.93	19%

Adjusted (non-GAAP): (1)
Operating Earnings, adjusted	$162.4	$143.1	13%	$476.1	$420.2	13%
Net Earnings, adjusted	$131.5	$114.8	15%	$386.9	$331.3	17%
Diluted Net Earnings per Common Share, adjusted	$0.76	$0.66	15%	$2.24	$1.91	17%
(1) Excludes impacts of contingent consideration fair value adjustments, impairment charges and excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Net sales decreased 1 percent for the quarter. Sales growth in the Process segment was offset by a decline in the Contractor segment.
•Gross profit margin rate for the quarter was 5 percentage points higher than the comparable period last year due to realized pricing and lower product costs.
•Operating earnings expressed as a percentage of sales for the quarter increased 4 percentage points to 30 percent.
"Graco achieved record operating earnings for the third quarter," said Mark Sheahan, Graco's President and CEO. "We saw softer demand in some of our key end markets that were partially offset by broad-based sales growth in the Process segment. Global construction markets weakened and the Industrial segment project business in EMEA was a headwind. Strong price realization and lower input costs led to operating margins of 30% or greater in each of our segments."

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Consolidated Results
Net sales for the quarter decreased 1 percent from the comparable period last year (2 percent at consistent translation rates). Sales were flat in the Americas and decreased 4 percent in EMEA (10 percent at consistent translation rates) and 1 percent in Asia Pacific (sales increased 2 percent at consistent translation rates). Year-to-date net sales increased 3 percent from the comparable period last year. Sales increased 5 percent in the Americas and 2 percent in EMEA (sales were flat at consistent translation rates), and decreased 4 percent in Asia Pacific (sales were flat at consistent translation rates). Changes in currency translation rates increased worldwide sales by $5 million for the quarter and decreased worldwide sales by $8 million for the year to date.

Gross profit margin rates for the quarter and year to date increased from the comparable periods last year mainly due to realized pricing. The impact of lower product costs further increased the gross profit margin rate in the quarter from the comparable period last year.

Operating expenses for the quarter and year to date included a non-cash goodwill impairment charge of $8 million and a $9 million gain from the reduction in fair value of contingent consideration related to the reorganization of a business acquired in 2020. Excluding these items, total operating expenses increased $4 million (4 percent) for the quarter and $21 million (6 percent) for the year to date from the comparable periods last year due to volume and rate-related increases and incremental share-based compensation.

Interest expense was flat for the quarter and decreased $4 million for the year to date as private placement debt was repaid in the first quarter last year and in the third quarter of the current year. Other non-operating income increased $2 million for the quarter and $9 million for the year to date mostly due to increased interest income.
The effective income tax rate was up 1 percentage point to 19 percent for the quarter and down 1 percentage point to 18 percent for the year to date from the comparable periods last year due to variations in excess tax benefits from stock option exercises.

Segment Results
Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Nine Months
	Contractor	Industrial	Process	Contractor	Industrial	Process
Net Sales (in millions)	$245.3	$157.1	$137.3	$746.9	$470.8	$411.3
Percentage change from last year
Sales	(7)%	1%	10%	(2)%	3%	13%
Operating earnings	13%	1%	40%	12%	1%	43%
Operating earnings as a percentage of sales
2023	30%	35%	31%	29%	35%	31%
2022	25%	35%	24%	25%	35%	24%

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Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(5)%	0%	(1)%	(6)%	(1)%	0%	(1)%	(2)%
EMEA	(17)%	0%	6%	(11)%	(2)%	0%	1%	(1)%
Asia Pacific	(9)%	0%	(3)%	(12)%	(8)%	0%	(4)%	(12)%
Consolidated	(8)%	0%	1%	(7)%	(2)%	0%	0%	(2)%
Contractor segment sales decreased for the quarter and year to date as favorable response to new product offerings and improved product availability were unable to offset reduced demand from slower economic activity in worldwide construction markets. Strong realized pricing and lower product costs drove the operating margin rate for this segment 5 percentage points higher for the quarter. Realized pricing offset higher product costs and drove an increase of 4 percentage points in the operating margin rate for the year to date.

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	1%	0%	1%	2%	8%	0%	0%	8%
EMEA	(11)%	0%	7%	(4)%	0%	0%	1%	1%
Asia Pacific	6%	0%	(3)%	3%	1%	0%	(4)%	(3)%
Consolidated	(1)%	0%	2%	1%	3%	0%	0%	3%
Industrial segment sales increased 1 percent for the quarter as improved project activity in Asia Pacific was mostly offset by declines in finishing system sales in EMEA. Underlying end market strength in the Americas drove Industrial segment sales higher for the year to date. The operating margin rate for this segment was flat for the quarter and year to date.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	12%	0%	0%	12%	17%	1%	0%	18%
EMEA	14%	0%	4%	18%	9%	0%	1%	10%
Asia Pacific	2%	0%	(2)%	0%	4%	0%	(2)%	2%
Consolidated	9%	0%	1%	10%	13%	1%	(1)%	13%
Process segment sales increased double digits for the quarter and year to date, although the rate of growth slowed in the third quarter. The operating margin rate for this segment increased 7 percentage points for both the quarter and year to date from the comparable periods last year primarily due to price realization and expense leverage.

Outlook
"Our results reflect underlying business trends that were in line with our expectations for the year across our businesses," said Sheahan. "Despite lower Contractor segment volumes and uncertain macroeconomic conditions, we remain confident in our ability to deliver on our outlook for the full year of low single-digit growth on an organic, constant currency basis."

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Financial Results Adjusted for Comparability
Excluding the impacts of contingent consideration fair value adjustments, impairment charges and excess tax benefits from stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted operating earnings, adjusted earnings before income taxes, income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Nine Months Ended
	Sep 29, 2023	Sep 30, 2022	Sep 29, 2023	Sep 30, 2022
Operating earnings, as reported	$163.2	$143.1	$476.9	$420.2
Contingent consideration	(8.6)	—	(8.6)	—
Impairment	7.8	—	7.8	—
Operating earnings, adjusted	$162.4	$143.1	$476.1	$420.2

Earnings before income taxes	$164.3	$142.4	$481.3	$411.7
Contingent consideration	(8.6)	—	(8.6)	—
Impairment	7.8	—	7.8	—
Earnings before income taxes, adjusted	$163.5	$142.4	$480.5	$411.7

Income taxes, as reported	$31.2	$26.2	$84.7	$77.3
Excess tax benefit from option exercises	0.8	1.4	8.9	3.2
Income taxes, adjusted	$32.0	$27.6	$93.6	$80.5

Effective income tax rate
As reported	19.0%	18.4%	17.6%	18.8%
Adjusted	19.6%	19.4%	19.5%	19.6%

Net Earnings, as reported	$133.1	$116.2	$396.6	$334.5
Contingent consideration	(8.6)	—	(8.6)	—
Impairment	7.8	—	7.8	—
Excess tax benefit from option exercises	(0.8)	(1.4)	(8.9)	(3.2)
Net Earnings, adjusted	$131.5	$114.8	$386.9	$331.3

Weighted Average Diluted Shares	172.8	172.8	172.3	173.4
Diluted Earnings per Share
As reported	$0.77	$0.67	$2.30	$1.93
Adjusted	$0.76	$0.66	$2.24	$1.91

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Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; Russia's invasion of Ukraine, and the sanctions and actions taken against Russia and Belarus in response to the invasion; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; variations in activity in the construction, automotive, electronics, aerospace, semiconductor, and agriculture and construction equipment industries; and the impact of declines in interest rates, asset values and investment returns on pension costs and required pension contributions. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2022 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A of our Annual Report on Form 10-K for fiscal year 2022 might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 26, 2023, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s third quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

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Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 29, 2023	Sep 30, 2022	Sep 29, 2023	Sep 30, 2022
Net Sales	$539,672	$545,644	$1,628,962	$1,588,476
Cost of products sold	255,148	284,556	767,883	803,853
Gross Profit	284,524	261,088	861,079	784,623
Product development	19,817	19,704	61,582	58,749
Selling, marketing and distribution	60,495	61,386	194,258	186,457
General and administrative	41,823	36,849	129,130	119,225
Contingent consideration	(8,600)	—	(8,600)	—
Impairment	7,800	—	7,800	—
Operating Earnings	163,189	143,149	476,909	420,192
Interest expense	1,391	1,542	4,536	8,555
Other (income) expense, net	(2,483)	(866)	(8,877)	(106)
Earnings Before Income Taxes	164,281	142,473	481,250	411,743
Income taxes	31,158	26,241	84,693	77,290
Net Earnings	$133,123	$116,232	$396,557	$334,453
Net Earnings per Common Share
Basic	$0.79	$0.69	$2.35	$1.97
Diluted	$0.77	$0.67	$2.30	$1.93
Weighted Average Number of Shares
Basic	169,005	169,166	168,569	169,368
Diluted	172,780	172,789	172,336	173,388

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Nine Months Ended
	Sep 29, 2023	Sep 30, 2022	Sep 29, 2023	Sep 30, 2022
Net Sales
Contractor	$245,269	$264,086	$746,888	$764,417
Industrial	157,084	156,182	470,797	459,176
Process	137,319	125,376	411,277	364,883
Total	$539,672	$545,644	$1,628,962	$1,588,476
Operating Earnings
Contractor	$73,512	$65,123	$216,152	$192,314
Industrial	54,298	53,964	162,955	161,795
Process	43,001	30,638	127,186	89,183
Unallocated corporate (expense)	(8,422)	(6,576)	(30,184)	(23,100)
Contingent consideration	8,600	—	8,600	—
Impairment	(7,800)	—	(7,800)	—
Total	$163,189	$143,149	$476,909	$420,192